Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Draper Oakwood Technology Acquisition, Inc. (the “Company”) on Form S-1 of our report dated June 27, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Draper Oakwood Technology Acquisition, Inc. as of May 16, 2017 and for the period from April 27, 2017 (inception) through May 16, 2017, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

August 25, 2017